Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

May […], 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Bright Rock Mid Cap Growth Fund (S000029035)
Bright Rock Quality Large Cap Fund (S000029036)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of April 22, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 179 to its registration statement, filed on behalf the Bright Rock Mid Cap Growth Fund and the Bright Rock Quality Large Cap Fund, each a series of the Trust (each, a “Fund,” and collectively, the “Funds”).  PEA No. 179 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on March 12, 2010 for the purpose of adding the Funds as new series to the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the staff of the Securities and Exchange Commission (the “SEC” or the “Staff”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund (Both Funds)

Comment 1:	The Staff requests that the line item entitled “Account Service Fee” be revised to read “Maximum Account Fee,” as required under Item 3 of Form N-1A.

Response:  The Trust responds by removing this line item, as this fee will not be applied to the Funds.

Comment 2:
Please revise the disclosure in footnote (2) to clarify that the Funds’ investment adviser may only recoup previously waived fees and/or reimbursed Fund expenses for a period of three fiscal years from the date of such waiver and/or reimbursement.

Response:  The Trust responds by revising footnote (2) to read, in part, as follows:

“The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waives and Fund expenses it paid for a period of three fiscal years from the date of such waiver and/or reimbursement.”

Prospectus – Summary Section – Bright Rock Mid Cap Growth Fund – Principal Investment Strategies

Comment 3:
The Staff notes that the Fund defines mid-cap companies as those companies with market capitalizations within the range of companies in the Russell Midcap Growth® Index at the time of investment, and that as of the date of the Fund’s Prospectus, the market capitalization range of companies in the Russell Midcap Growth® Index was between $700 million and $17 billion.  Please explain why this range of market capitalizations is appropriate for a fund with the term “mid-cap” in its name, when the Staff generally considers $10 billion to be the upper capitalization limit for a mid-cap company.

Response:  The adopting release relating to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) provides that in determining whether a particular name, such as “Mid Cap Growth Fund” or “Quality Large Cap Fund,” is misleading, the Staff will consider whether the name would lead a reasonable investor to conclude that the investment company invests in a manner that is inconsistent with the investment company’s intended investments.  See Section II.C.1 of SEC Release No. IC-24828 (Jan. 17, 2001) (the “Adopting Release”).  However, the 1940 Act does not codify the definitions of "small," "mid" or "large" capitalization.  While there is no precise definition for the term “mid-cap companies,” or “large-cap companies,” the Staff has provided guidance that: (i) an investment company may use any reasonable definition of such terms and should define such terms in its discussion of its investment objectives and strategies in its prospectus, and (ii) in developing a definition of such terms an investment company should consider all pertinent references, including, for example, industry indices that classify publicly offered companies according to their market capitalization.  See Question 6 to Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available on the SEC’s website at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.  The Funds’ prospectus clearly defines “mid-cap companies” as those companies with market capitalizations within the range of companies in the Russell Midcap Growth® Index at the time of investment and “large-cap companies” as those companies with market capitalizations within the range of companies in the Russell 1000® Index at the time of investment.  As a reference point for investors, the prospectus also states the current market capitalization ranges in each index.  Because both indices classify publicly offered companies according to their market capitalization, and because the Russell Midcap Growth® Index is generally representative of the “mid-cap” segment of the U.S. equity market and the Russell 1000® Index is generally representative of the “large-cap” segment of the U.S. equity market, the Trust believes that its definitions of “mid-cap companies” and “large-cap companies” as set forth in the prospectus are appropriate.

Comment 4:
The Staff notes that the Fund may invest in other investment companies and exchange-traded funds (“ETFs”) that invest in equity securities.  Please revise to clarify that the other investment companies and ETFs in which the Fund may invest also invest in equity securities of mid-cap companies.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“Equity securities in which the Fund may invest also include preferred stocks, convertible debt securities, and other investment companies and exchange-traded funds (“ETFs”) that invest in equity securities of mid-cap companies.”

Comment 5:	Please expand disclosure with respect to the investment adviser’s bottom-up research process to include the specific criteria the adviser examines in evaluating an investment for the Fund.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“Investments for the Fund’s portfolio are selected by applying the Adviser’s disciplined, bottom-up fundamental research process, which takes into account a company’s history of earnings stability and growth; proprietary products, processes and/or services; leadership or competitive positions in the market or industry; balance sheet strength; and experience of management teams.”

Prospectus – Summary Section – Bright Rock Quality Large Cap Fund – Principal Investment Strategies

Comment 6:
The Staff notes that the Fund defines large-cap companies as those companies with market capitalizations within the range of companies in the Russell 1000® Index at the time of investment, and that as of the date of the Fund’s Prospectus, the market capitalization range of companies in the Russell 1000® Index was between $750 million and $315 billion.  Please provide an explanation of why this range of market capitalizations is appropriate for a fund with the term “large-cap” in its name.

Response:  The adopting release relating to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) provides that in determining whether a particular name, such as “Mid Cap Growth Fund” or “Quality Large Cap Fund,” is misleading, the Staff will consider whether the name would lead a reasonable investor to conclude that the investment company invests in a manner that is inconsistent with the investment company’s intended investments.  See Section II.C.1 of SEC Release No. IC-24828 (Jan. 17, 2001) (the “Adopting Release”).  However, the 1940 Act does not codify the definitions of "small," "mid" or "large" capitalization.  While there is no precise definition for the term “mid-cap companies,” or “large-cap companies,” the Staff has provided guidance that: (i) an investment company may use any reasonable definition of such terms and should define such terms in its discussion of its investment objectives and strategies in its prospectus, and (ii) in developing a definition of such terms an investment company should consider all pertinent references, including, for example, industry indices that classify publicly offered companies according to their market capitalization.  See Question 6 to Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available on the SEC’s website at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.  The Funds’ prospectus clearly defines “mid-cap companies” as those companies with market capitalizations within the range of companies in the Russell Midcap Growth® Index at the time of investment and “large-cap companies” as those companies with market capitalizations within the range of companies in the Russell 1000® Index at the time of investment.  As a reference point for investors, the prospectus also states the current market capitalization ranges in each index.  Because both indices classify publicly offered companies according to their market capitalization, and because the Russell Midcap Growth® Index is generally representative of the “mid-cap” segment of the U.S. equity market and the Russell 1000® Index is generally representative of the “large-cap” segment of the U.S. equity market, the Trust believes that its definitions of “mid-cap companies” and “large-cap companies” as set forth in the prospectus are appropriate.

Comment 7:
The Staff notes that the Fund may invest in other investment companies and exchange-traded funds (“ETFs”) that invest in equity securities.  Please revise to clarify that the other investment companies and ETFs in which the Fund may invest also invest in equity securities of large-cap companies.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“Equity securities in which the Fund may invest also include preferred stocks, convertible debt securities, and other investment companies and exchange-traded funds (“ETFs”) that invest in equity securities of large-cap companies.”

Comment 8:	Please expand disclosure with respect to the investment adviser’s bottom-up research process to include the specific criteria the adviser examines in evaluating an investment for the Fund.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“Investments for the Fund’s portfolio are selected by applying the Adviser’s disciplined, bottom-up fundamental research process, which takes into account a company’s history of earnings stability and growth; proprietary products, processes and/or services; leadership or competitive positions in the market or industry; balance sheet strength; and experience of management teams.”

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies (Both Funds)

Comment 9:
The Staff notes that the Fund’s investment adviser applies identical investment criteria to the selection of investments for both Funds.  Please explain why this is appropriate given that the Mid Cap Growth Fund seeks to invest in growth-style investments, and the Quality Large Cap Fund invests in a blend of growth-style and value-style investments.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

Mid Cap Growth Fund:
In selecting investments for the Fund, the Adviser first seeks to identify companies with attractive earnings growth prospects.  Investments for the Fund’s portfolio are selected for quality by applying a disciplined, bottom-up fundamental research process, which takes into account proprietary products, processes and/or services; leadership or competitive positions in the market or industry; balance sheet strength; and experience of management teams.  The Adviser may sell an investment in the Fund’s portfolio when the investment no longer meets the Adviser’s criteria for investments with strong growth potential or when a more attractive investment opportunity arises.

Quality Large Cap Fund:
In selecting investments for the Fund, the Adviser seeks to identify high quality businesses by applying its disciplined, bottom-up fundamental research process, which takes into account a company’s history of earnings stability and growth; proprietary products, processes and/or services; leadership or competitive positions in the market or industry; balance sheet strength; and experience of management teams.  The Fund will then analyze the quality companies it identifies to screen for what the Adviser believes are the best opportunities for long-term capital appreciation, using a blend of growth or value.  The composition of the Fund’s portfolio will vary among growth or value prospects at any time based on economic or market conditions.  The Adviser may sell an investment in the Fund’s portfolio when the investment no longer meets the Adviser’s criteria for investments in high quality businesses or when a more attractive investment opportunity arises.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers